Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following transaction fact sheet was distributed by Comcast:

 PRO-CONSUMER, PRO-COMPETITIVE, APPROVABLE

COMCAST AND TIME WARNER CABLE TRANSACTION FACT SHEET

Deal Structure

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Comcast and Time Warner Cable have reached a friendly agreement pursuant to which Comcast will merge with Time Warner Cable and acquire its approximately 11 million managed subscribers. In order to reduce competitive concerns, Comcast is prepared to divest systems serving approximately 3 million managed subscribers. In addition, Comcast will acquire DukeNet Communications and Time Warner Cable's two regional sports networks in Los Angeles, its 26.8% stake of Sterling Entertainment Enterprises, LLC (doing business as SportsNet New York), and its 52 news and local programming channels, including Time Warner Cable News NY1 in New York City. Comcast will acquire these assets in a stock for stock transaction in which Comcast will acquire 100 percent of Time Warner Cable’s 284.9 million shares outstanding for shares of CMCSA amounting to approximately $45.2 billion in equity value.

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This transaction will create a world-class technology and media company, differentiated by its ability to deliver ground-breaking products on a superior network while leveraging a national platform to create operating efficiencies and economies of scale. The exciting, pro-consumer benefits of creating this new company are what led Time Warner Cable and Comcast to enter into discussions, and what led shareholders of both companies to encourage this combination. This transaction is, and will be determined to be, pro-consumer, pro-competitive, strongly in the public interest, and approvable.

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Post divestiture, Comcast will, through the acquisition and management of Time Warner Cable systems, net approximately 8 million managed subscribers in this transaction. This will bring Comcast’s managed subscriber total to approximately 30 million. Following the transaction, Comcast’s share of managed subscribers will remain below 30 percent of the total number of MVPD subscribers in the U.S. and will be essentially equivalent to Comcast Cable’s subscriber share after its completion of both the 2002 AT&T Broadband transaction and the 2006 Adelphia transaction.

Combination Advantages

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Deployment and Development of Advanced Services: This transaction will result in the accelerated deployment of Comcast’s advanced technology and the development of new and innovative products and services. Comcast’s subscribers today have access to the most comprehensive video experience, no matter how or where they want to watch their favorite content. Subscribers to Time Warner Cable will benefit from Comcast’s best-in-class technology and services, such as the X1 Entertainment Operating System and Comcast’s VOD platform which provides 50,000 choices on TV and averages 400 million views each month (32 billion views since VOD’s 2003 launch). Comcast also offers 300,000 plus streaming choices on XfinityTV.com, and Xfinity TV mobile apps that offer 35 live streaming channels plus the ability to download to watch offline later. Time Warner Cable subscribers will also benefit from Comcast’s newly launched X1 DVR, which enables customers to watch their entire TV channel lineup and DVR recordings on mobile devices in the home, and download recorded content to take on-the-go. These subscribers will also benefit from higher broadband speeds and the fastest in-home Wi-Fi, as well as from improved reliability of service. Comcast has been laser focused on improving customer service and the customer experience and has become the industry leader in service reliability.

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Benefits of Scale: The transaction will generate significant cost savings and other efficiencies, which will ultimately benefit customers. Scale enables better customer experiences as demonstrated by Comcast. Comcast’s scale has enabled the company to create industry leading products like the X1 Entertainment Operating System, increased Internet speeds, comprehensive communications and digital phone products and features, and home management. The national scale created by this merger will improve Comcast’s ability to compete against its national competitors like DirecTV and DISH, as well as telcos like Verizon and AT&T.

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Broadband Market Benefits: Comcast is a technology leader in broadband and customers will benefit from its commitment to invest in its high-speed data services. Comcast has increased Internet speeds 12 times in the past 12 years across its entire footprint, and led the industry in the deployment of DOCSIS 3.0. Additionally, Comcast has invested tens of billions of dollars in its network and continues to invest in it, which will bring more deployment, more adoption, and more competition to the broadband market. Comcast will be investing hundreds of millions of dollars annually to improve Time Warner Cable’s networks, which will bring significant benefits to Time Warner Cable customers, including higher speeds and greater reliability. According to the FCC and industry sources, Comcast’s broadband speeds are consistently higher than Time Warner Cable’s. Comcast offers speeds of up to 505 mbps in the Northeast and up to 105 mbps nationally. Time Warner Cable offers up to 50 mbps in most locations and up to 100 mbps in select areas.

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Benefits for Enterprise Customers: This transaction will allow Comcast increased ability to offer advanced services, like high-performance point-to-point and multi-point Ethernet services with the capacity to deliver cloud computing, to small and medium-size businesses, as well as backhaul services to wireless carriers. In addition, Comcast will be able to bring to Time Warner Cable business customers enhancements to their package of services that Time Warner Cable does not offer (e.g., hosted voice). Many of the cable systems being acquired by Comcast “fill-in” gaps in our existing service area and add service areas in New York City and Los Angeles. This transaction will be particularly meaningful to super regional businesses (in the NYC, LA, and other markets) with facilities or offices that span both the Comcast and Time Warner footprint. Until now, these regional businesses have not been able to benefit from seamless products and services and previously may have had two accounts. This transaction will provide many operational and cost efficiencies to these businesses. The new additional markets will also allow for synergies and enhanced investment returns, thereby promoting further development of these competitive services.

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Benefits in Advertising: The transaction will combine complementary advertising platforms and channels and allow Comcast to offer broader and more valuable packages to advertisers. This is especially true in the very competitive and uniquely important New York advertising market. By having additional cable systems in additional markets, Comcast would be a more formidable competitor to national advertising outlets, like national cable networks, online ads, satellite operators, etc.

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Competitive Benefits: This transaction would lead to the creation of a leading technology and innovation company that will provide exciting consumer benefits and sufficient scale to improve competition between Comcast and more national competitors and in the business and advertising markets. Comcast and Time Warner Cable do not compete to serve customers – either for video, high-speed Internet, or voice services. Instead, they serve distinct geographic footprints. This absence of horizontal overlap in local markets means that the transaction will not harm competition or reduce consumers’ choice in any way. And, there will be no impact on the competitiveness of other MVPDs, including DirecTV, DISH, Verizon, AT&T, and other cable companies, because they will still be competing with the same number of competitors in each market in which they operate.

Financially Accretive

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The agreement is a friendly, stock-for-stock transaction in which Comcast will acquire 100 percent of Time Warner Cable’s 284.9 million shares outstanding for shares of CMCSA amounting to approximately $45.2 billion in equity value.

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Each Time Warner Cable share will be exchanged for 2.875 shares of CMCSA, equal to Time Warner Cable shareholders owning approximately 23 percent of Comcast’s common stock, with a value to Time Warner Cable shareholders of approximately $158.82 per share based on the last closing price of Comcast shares.

•	The transaction will be accretive to free cash flow per share beginning in year one while preserving balance sheet strength.

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Meaningful operating efficiencies beginning in year one. Run-rate synergies will be roughly $1.5 billion in operating expenditures and $400 million in capital expenditures. Target for realizing full synergy impact is three years from closing but we believe it will be front loaded with 50% in year one.

•	The merger will be tax free to Time Warner Cable shareholders.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.